ORIGIN AGRITECH LIMITED

No. 21 Sheng Ming Yuan Road,

Changping District, Beijing 102206

The People’s Republic of China

November 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Origin Agritech Limited
Registration Statement on Form F-3
File No. 333-220146

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Origin Agritech Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form F-3 (File No. 333- 220146), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 24, 2017.

The Registration Statement was never declared effective and no securities have been or will be issued pursuant thereto. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the attorneys of the undersigned, whose address is Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe LLP, 711 Third Avenue, 17th Floor, New York city, New York 10022 or by email at ahudders@golenbock.com, and to the Company by mail to James Chen, CEO at the above address or if by email to the company to James Chen at james.chen@originseed.com.cn.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Andrew D. Hudders at (212) 907-7349 or ahudders@golenbock.com.

Sincerely,

/S/ James Chen

James Chen, CEO
of
Origin Agritech Limited